UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ARRIS International plc

(Name of Issuer)

ARRIS International plc ordinary shares, nominal value £0.01 per share

(Title of Class of Securities)

G0551A103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G0551A103	13G/A

1	NAME OF REPORTING PERSONS General Instrument Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,603,500 (1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 7,603,500 (2)
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,603,500(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.38%(4)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 7,603,500 shares of the Issuer’s Ordinary Shares held directly by General Instrument Holdings, Inc. Google International LLC (the sole stockholder of General Instrument Holdings, Inc.), Google LLC (the managing member of Google International LLC), XXVI Holdings Inc. (the managing member of Google LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote these shares.

(2)

Consists of 7,603,500 shares of the Issuer’s Ordinary Shares held directly by General Instrument Holdings, Inc. Google International LLC (the sole stockholder of General Instrument Holdings, Inc.), Google LLC (the managing member of Google International LLC), XXVI Holdings Inc. (the managing member of Google LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of these shares.

(3)	The Reporting Persons disclaim beneficial ownership in the Ordinary Shares reported herein except to the extent of their pecuniary interest therein.
(4)

The percentages used herein are calculated based upon the 173,328,693 Ordinary Shares outstanding as of October 31, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. G0551A103	13G/A

1	NAME OF REPORTING PERSONS Google International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,603,500 (1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 7,603,500(2)
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,603,500(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.38%(4)
12	TYPE OF REPORTING PERSON OO

(1)

Consists of 7,603,500 shares of the Issuer’s Ordinary Shares held directly by General Instrument Holdings, Inc. Google International LLC (the sole stockholder of General Instrument Holdings, Inc.), Google LLC (the managing member of Google International LLC), XXVI Holdings Inc. (the managing member of Google LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote these shares.

(2)

Consists of 7,603,500 shares of the Issuer’s Ordinary Shares held directly by General Instrument Holdings, Inc. Google International LLC (the sole stockholder of General Instrument Holdings, Inc.), Google LLC (the managing member of Google International LLC), XXVI Holdings Inc. (the managing member of Google LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of these shares.

(3)	The Reporting Persons disclaim beneficial ownership in the Ordinary Shares reported herein except to the extent of their pecuniary interest therein.
(4)

The percentages used herein are calculated based upon the 173,328,693 Ordinary Shares outstanding as of October 31, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. G0551A103	13G/A

1	NAME OF REPORTING PERSONS Google LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,603,500 (1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER. 7,603,500(2)
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,603,500(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.38%(4)
12	TYPE OF REPORTING PERSON OO

(1)

Consists of 7,603,500 shares of the Issuer’s Ordinary Shares held directly by General Instrument Holdings, Inc. Google International LLC (the sole stockholder of General Instrument Holdings, Inc.), Google LLC (the managing member of Google International LLC), XXVI Holdings Inc. (the managing member of Google LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote these shares.

(2)

Consists of 7,603,500 shares of the Issuer’s Ordinary Shares held directly by General Instrument Holdings, Inc. Google International LLC (the sole stockholder of General Instrument Holdings, Inc.), Google LLC (the managing member of Google International LLC), XXVI Holdings Inc. (the managing member of Google LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of these shares.

(3)	The Reporting Persons disclaim beneficial ownership in the Ordinary Shares reported herein except to the extent of their pecuniary interest therein.
(4)

The percentages used herein are calculated based upon the 173,328,693 Ordinary Shares outstanding as of October 31, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. G0551A103	13G/A

1	NAME OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,603,500 (1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER. 7,603,500 (2)
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,603,500(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.38%(4)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 7,603,500 shares of the Issuer’s Ordinary Shares held directly by General Instrument Holdings, Inc. Google International LLC (the sole stockholder of General Instrument Holdings, Inc.), Google LLC (the managing member of Google International LLC), XXVI Holdings Inc. (the managing member of Google LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote these shares.

(2)

Consists of 7,603,500 shares of the Issuer’s Ordinary Shares held directly by General Instrument Holdings, Inc. Google International LLC (the sole stockholder of General Instrument Holdings, Inc.), Google LLC (the managing member of Google International LLC), XXVI Holdings Inc. (the managing member of Google LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of these shares.

(3)	The Reporting Persons disclaim beneficial ownership in the Ordinary Shares reported herein except to the extent of their pecuniary interest therein.
(4)

The percentages used herein are calculated based upon the 173,328,693 Ordinary Shares outstanding as of October 31, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. G0551A103	13G/A

1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,603,500 (1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER. 7,603,500 (2)
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,603,500(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.38%(4)
12	TYPE OF REPORTING PERSON CO, HC

(1)

Consists of 7,603,500 shares of the Issuer’s Ordinary Shares held directly by General Instrument Holdings, Inc. Google International LLC (the sole stockholder of General Instrument Holdings, Inc.), Google LLC (the managing member of Google International LLC), XXVI Holdings Inc. (the managing member of Google LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote these shares.

(2)

Consists of 7,603,500 shares of the Issuer’s Ordinary Shares held directly by General Instrument Holdings, Inc. Google International LLC (the sole stockholder of General Instrument Holdings, Inc.), Google LLC (the managing member of Google International LLC), XXVI Holdings Inc. (the managing member of Google LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to dispose of these shares.

(3)	The Reporting Persons disclaim beneficial ownership in the Ordinary Shares reported herein except to the extent of their pecuniary interest therein.
(4)

The percentages used herein are calculated based upon the 173,328,693 Ordinary Shares outstanding as of October 31, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Securities and Exchange Commission on November 8, 2018.

ITEM 1(A).	NAME OF ISSUER:

ARRIS International plc (the “Company”)

ITEM 1 (B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 3871 Lakefield Drive, Suwanee, GA 30024.

ITEM 2(A).	NAME OF PERSONS FILING:

This statement is filed by each of the following entities (each, a “Reporting Person” and collectively referred to as the “Reporting Persons”):

•	General Instrument Holdings

•	Google International LLC

•	Google LLC

•	XXVI Holdings Inc.

•	Alphabet Inc.

Each of General Instrument Holdings, Inc., Google International LLC (the sole stockholder of General Instrument Holdings, Inc.), Google LLC (the managing member of Google International LLC), XXVI Holdings Inc. (the managing member of Google LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may be deemed to have sole power to vote or sole power to dispose of the securities owned directly by General Instrument Holdings, Inc. The Reporting Persons disclaim beneficial ownership in the Ordinary Shares reported herein except to the extent of their pecuniary interest therein.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

1600 Amphitheatre Parkway

Mountain View, CA 94043

ITEM 2(C)	CITIZENSHIP:

General Instrument Holdings, Inc. is a Delaware corporation, Google International LLC is a Delaware limited liability company, Google LLC is a Delaware limited liability company, XXVI Holdings Inc. is a Delaware corporation, and Alphabet Inc. is a Delaware corporation.

ITEM 2 (D)/ (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Ordinary Shares, £0.01 nominal value (the “Ordinary Shares”).

CUSIP # G0551A103

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See	Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10.	CERTIFICATION:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

General Instrument Holding, Inc.

By:	/s/ Kenneth H. Yi
Name:	Kenneth H. Yi
Title:	President

Google International LLC
By: Google LLC, its Managing Member

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary

Google LLC

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary

XXVI Holdings Inc.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary

Alphabet Inc.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	12